SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: May 12, 2010

List of materials

Documents attached hereto:

i) Press release entitled "Executive Appointments"

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

           May 12, 2010
No. 10-062E

Executive Appointments

Tokyo, Japan – At the meeting of the Nominating Committee of the Board of Directors held on May 12, 2010, Sony Corporation named candidates for election to the position of Member of the Board. The selections are subject to the approval of the Ordinary General Meeting of Shareholders to be held on June 18, 2010.

Members of the Board

The candidates for election to the position of Member of the Board are as follows.

Howard Stringer	Representative Corporate Executive Officer, Chairman, Chief Executive Officer and President

Ryoji Chubachi	Representative Corporate Executive Officer, Vice Chairman

Yotaro Kobayashi (*)	Former Chairman of the Board, Fuji Xerox Co., Ltd.

Yoshiaki Yamauchi (*)	Former Director, Sumitomo Mitsui Financial Group, Inc.

Peter Bonfield (*)	Chairman of the Supervisory Board, NXP B.V.

Fujio Cho (*)	Chairman of the Board, Toyota Motor Corporation

Ryuji Yasuda (*)	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University

Yukako Uchinaga (*)	Director and Executive Vice President, Benesse Holdings, Inc.
Chairman of the Board, Chief Executive Officer and President, Berlitz International, Inc.

Mitsuaki Yahagi (*)	Chairman of the Board, The Japan Research Institute, Limited

Tsun-Yan Hsieh (*)	Director Emeritus, McKinsey & Company

Roland A. Hernandez (*)	Retired Chairman and Chief Executive Officer, Telemundo Group, Inc.

Kanemitsu Anraku (*)(**)	Director, Mizuho Financial Group, Inc.

Yorihiko Kojima (*)(**)	Member of the Board, President, Chief Executive Officer, Mitsubishi Corporation

Osamu Nagayama (*)(**)	Chairman of the Board, President and Chief Executive Officer, Chugai Pharmaceutical Co., Ltd.

(*)     An Outside Director who satisfies the requirements under Item 15, Article 2 of the Companies Act of Japan

(**)  A new candidate for election to the position of Member of the Board

Retired Members of the Board

Nobuyuki Oneda(***)	Representative Corporate Executive Officer, Executive Deputy President and
Chief Financial Officer

Sakie T. Fukushima	Representative Director & Chairman, Korn/Ferry International – Japan

Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer,
ORIX Corporation

Fueo Sumita	Chief of Sumita Accounting Office

(***)	Effective June 18, 2010, Nobuyuki Oneda will retire as Representative Corporate Executive Officer, Executive Deputy President and Chief Financial Officer, and it is intended that in his place, Masaru Kato, current Deputy CFO, will assume a newly appointed role as Chief Financial Officer.

Inquiries
   Sony Corporate Communications   TEL 03-6748-2200   FAX 03-6748-2061